Exhibit 99.1

Apex Expands Trinity Zone with Step-out Hole Returning 197.5 m interval of 2.12% REO at the Rift Rare Earth Project in SE Nebraska

Highlights:

●	RIFT26-019 returns 2.12% REO (1) over 197.5 m, including:

○	4.60% REO over 5.1 m, or

○	3.15% REO over 12.9 m, or

○	2.87% REO over 55.9 m

○	RIFT26-019 extends Trinity Zone mineralization ~120 m further down dip to the west (now defined over 300 m) with assays still pending for additional western step-out drillholes (see Figures 1-2).

●	RIFT26-016, RIFT26-017 & RIFT26-018 comprise the southernmost drill fence and demonstrate a further 100 m of mineralized N-S strike length returning 1.74% REO over 46.1 m, 1.38% REO over 77.3 m, and 2.00% REO over 33.7 m, respectively (see Figure 1).

●	Additional western step-out drillholes (see Figure 1) continue to intersect hematite alteration and rock characteristics similar to western mineralized holes reported to date.

●	The Trinity Zone is now defined over an approximate 500 m N-S strike length and 300 m down-dip (west) with strongly mineralized intervals ranging from 80 to 197 m, which continue to demonstrate strong continuity of high-grade REO mineralization.

○	The Trinity Zone remains open in all directions.

Sean Charland, CEO of Apex Critical Metals, commented: “The results from western step-out drillhole RIFT26-019 confirms the western plunge of the upper Trinity Zone and demonstrates continuity of the high-grade REO mineralization with one of the strongest grade x width intervals to-date. Assays remain pending for several additional holes further to the west, and the visual observations and favourable geology suggest there’s a significant opportunity to expand the mineralized footprint with each western step-out. We have made a tremendous amount of progress over the past 12 months and remain on track for an inaugural mineral resource estimate in Q1 2027.”

Vancouver, British Columbia – September 8, 2026 – Apex Critical Metals Corp. (“Apex” or the “Company”) (CSE: APXC | OTCQX: APXCF | FWB: KL9 | Euronext Access Paris: MLAPX), a mineral exploration company focused on advancing its strategic 100%-controlled Rift Rare Earth Project within the Elk Creek Carbonatite Complex in southeastern Nebraska, U.S.A., is pleased to report the assay results from drillholes RIFT26-015 throughRIFT26-019.

(1) REO (Rare Earth Oxide) is defined as the sum of Ce2O3, La2O3, Pr2O3, Nd2O3, Eu2O3, Sm2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, and Y2O3.

Figure 1. 2026 Phase II drilling at the Rift Project showing the location and assay results for drillholes RIFT26-015, RIFT26-016, RIFT26-017, RIFT26-018 & RIFT26-019 (reported herein), along with active and completed drillholes and historical drillhole locations.

Key Observations and Takeaways

Current analytical results targeting the down dip extension of The Trinity Zone (RIFT26-019) confirm the extension of the high-grade west plunging mineralized body an additional 120 m west of previously reported RIFT26-005A, which highlighted 80.0 m at 2.51% REO within a broader interval of 137.2 m at 2.01% REO (see news release dated May 15, 2026). The intercept from drillhole RIFT26-019 includes a high-grade core of 26.9 m at 3.15% REO within a larger intersection of 197.5 m at 2.12% REO. The drillhole confirms the importance of hematite alteration in the mineralized system and provides confidence on the visual indications of drillholes with pending analytical results (Figures 1-2 and Image 1).

APEX CRITICAL METALS
A
A'
RIFT26-032
RIFT26-025
RIFT26-019
RIFT26-005A
RIFT26-014
RIFT26-003
Lithology
Overburden
Marine Sediments
Dolomite Carbonatite
Fenite
Lamprophyre
Lamprophyre Carbonatite Mix
Mafic
Syenite
Conceptual Model
Trinity Zone (>1.5% REO)
Trinity Zone (1.0 – 1.5 % REO)
REO Percentage
> 3.00 %
1.50 – 3.00 %
1.00 – 1.50 %
0.50 – 1.00 %
0.25 – 1.00 %
< 0.25 %
Current Results
RIFT26-019
197.5 m at 2.12% REO from 321.5 m
Including
- 5.1 m at 4.60 % REO from 329.0 m
- 12.9 m at 3.96 % REO from 350.1 m
- 26.9 m at 3.15 % REO from 413.1 m
- 55.9 m at 2.87 % REO from 329.0 m
Trinity Zone
OPEN
300 m
168 m
Previously Reported
RIFT26-003 – 80.0 m at 2.29 % REO including 23.7 m at 4.02 %
RIFT26-005A – 137.2 m at 2.01% REO including 80.0 m at 2.51%
RIFT26-014 – 148.5 m at 2.09% REO including 10.2 m at 5.27% REO
0
100
200
300

Figure 2. RIFT26-019 assay results at the Rift Project highlighting the Trinity Zone and additional completed holes (assays pending) with favourable zones of altered hematite (red) shown on the downhole traces.

As shown above in Figure 2, two (2) additional western step-out drillholes have been completed along the same drillhole fence, with assays pending. Initial visual results show broad intervals with hematite alteration consistent with mineralization of reported results, suggesting a further potential down-dip extension of Trinity Zone.

Drillholes RIFT26-016, RIFT26-017, & RIFT26-018 form a three-hole drill fence targeting the area 100m south of the positive results observed in the fence connecting holes RIFT26-019 and RIFT26-003 (Figure 1). Analytical results along the southern most drill fence with assays reported highlight 27.1 m of 2.01% REO in a larger 46.1 m interval at 1.74% REO in RIFT26-016; two distinct intervals of 11.5 m and 12.8 m of 1.86% and 1.89% REO, respectively in RIFT26-017; and 33.7m of 2.00% REO in RIFT26-018. Hematite alteration and visual indication of mineralization manifest less intense over these intervals, when compared to Trinity Zone mineralization in the north and west, however, the assay results from this fence contain notable intervals >1.00% REO and extend the footprint of the zone another 100m to the south.

RIFT26-015 encountered a different carbonatite breccia host rock in this area, which is interpreted to crosscut the primary altered hematite observed throughout most of the Trinity Zone. RIFT26-015 still returned 64.4 m of 1.54% REO with select higher-grade intervals within.

To date, nineteen (19) of the thirty-four (34) completed drillholes have analytical results released. Results contained herein, continue to highlight significant intervals of >4.00% REO within a broader >2.00% REO mineralized envelope, together with the positive rock attributes observed to the west demonstrate strong potential of Trinity Zone expansion (see Figures 1-2 above). Trinity Zone intercepts have now traced approximately 500 m of N-S strike and 300 m of western down-dip extension within the greater 700 m target corridor. These results reinforce the high-grade mineralization within the Trinity Zone.

Table 1: Drillhole Location and Attributes

Hole ID	Depth (m)	Azimuth(b) (°)	Dip(b) (°)	Easting (a)	Northing (a)	Elevation
RIFT26-015	789	75	-65	742004	4460642	331.38
RIFT26-016	543	75	-70	741993	4460475	331.77
RIFT26-017	573	75	-70	742094	4460482	332.46
RIFT26-018	512	75	-65	741896	4460460	332.92
RIFT26-019	564	75	-65	741776	4460542	332.65

(a)	Coordinates are presented in NAD83 UTMZ14

(b)	Azimuth and Dip are planned and may vary downhole

Table 2: RIFT26-015, RIFT26-016, RIFT26-017, RIFT26-018 and RIFT26-019 Assay Highlights

Hole ID	From (m)	To (m)	Interval (m)	REO %
RIFT26-019	321.5	519.0	197.5	2.12
Including	329.0	384.9	55.9	2.87
Including	350.1	363.0	12.9	3.96
Including	350.1	355.1	5.1	4.60
Including	413.1	440.0	26.9	3.15
Including	427.4	440.0	12.6	4.13
RIFT26-018	321.9	355.7	33.7	2.00
Including	321.9	330.4	8.5	2.49
RIFT26-016	237.9	284.0	46.1	1.74
Including	255.9	283.0	27.1	2.01
Including	255.9	266.2	10.3	2.50
RIFT26-017	167.7	245.0	77.3	1.38
Including	167.7	179.2	11.5	1.86
Including	232.3	245.0	12.8	1.89
AND	546.5	550.4	3.9	2.40
RIFT26-015	226.5	290.9	64.4	1.54
Including	233.3	246.0	12.7	1.84
Including	261.0	276.9	15.8	1.83

(a)	All reported intervals are downhole core lengths, and do not represent true widths, which remain unknown until further confirmation assay results are received and interpreted. NdPr(2) distributions for the Trinity Zone mineralization remain within typical global carbonatite ranges of 10-20%.

(b)	For more detailed drill results information, including REO calculations and conversions, please visit https://apexcriticalmetals.com/projects/rift-rare-earth-project/#reo_disclosure

RIFT019 - 415
432m
432M
RIFT019-415
SG019- 0.27
RIFT019 - 416
433m
433M
RIFT019 - 417
RIFT019 - 418
434m
434M
BX148
RIFT26-019
431.48 → 434.11m

Image 1. RIFT26-019 interval of 1.84 m from 431.48 m to 433.32 m (red box) averaging 4.89% REO, including samples RIFT019-415 (4.25% REO over 0.83 m) and RIFT019-416 (5.42% REO over 1.01 m).

Program Status and Next Steps

The Company has completed additional drillholes designed to further test the extent of mineralization along strike and at depth with assay results pending. Ongoing refinement of the 3D geological model, including integration of assay results as received, will support improved understanding of the mineralized system and help prioritize future drill targeting. The 2026 drill program remains ongoing, with a total of thirty-four (34) drillholes completed to date for approximately 22,000 m, with assays currently pending for fifteen (15) drillholes. Drilling is expected to continue through September and October with a single drill rig.

Quality Assurance / Quality Control

All drilling was completed using one truck and one track mounted diamond drill rigs with HQ-size core and all drill core samples have been or will be shipped to Activation Laboratories Ltd. (Actlabs) preparation facility in Ancaster, Ontario, for standard sample preparation (code RX1) which includes drying, crush (< 7 kg) up to 80% passing 2 mm, riffle split (250 g) and pulverize (mild steel) to 95% passing 105 µm. The samples were subsequently analyzed using Code 8 by XRF Nb₂O₅, ZrO2 and Ta2O5 (0.003%), Code 8 - REE Assay (lithium metaborate/tetraborate fusion with subsequent analysis by ICP and ICP/MS). Drill core was saw-cut with half-core sent for geochemical analysis and half-core remaining in the box onsite.

A Quality Assurance/Quality Control protocol was incorporated into the program and included the insertion of certified reference material and silica blanks at a rate of approximately 5% and 5%, respectively. Additional analysis of pulp-split and reject-split sample duplicates was also completed at a rate of approximately 5% and 2.5%, respectively, to assess analytical precision at different stages. Actlabs Canada is independent of the Company.

Management cautions that the interception of carbonatite and associated hematite alteration is not necessarily indicative of mineralization. Assay results are required to confirm the presence, grade, and significance of any mineralization. All intercepts reported in this news release represent core length (apparent width). True widths have not yet been determined.

(1) REO (Rare Earth Oxide) is defined as the sum of Ce2O3, La2O3, Pr2O3, Nd2O3, Eu2O3, Sm2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, and Y2O3.

(2) NdPr distribution calculated as (Nd2O3 + Pr2O3) / REO x 100

For more detailed drill results information, including REO calculations and conversions, please visit https://apexcriticalmetals.com/projects/rift-rare-earth-project/#reo_disclosure

Qualified Person

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P.Geo., a Qualified Person under NI 43-101 on standards of disclosure for mineral projects. Mr. Schmidt is a Geologist with Dahrouge Geological Consulting Ltd., the consulting firm engaged by Apex Critical Metals Corp. to conduct and oversee all of the Company’s exploration work, including the 2026 drill program.

Mr. Schmidt has verified all scientific and technical data disclosed in this news release including the sampling and QA/QC results, and certified analytical data underlying the technical information disclosed. Mr. Schmidt noted no errors or omissions during the data verification process. The Company and Mr. Schmidt do not recognize any factors of sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed in this news release.

Rare earth oxide (“REO”) values reported in this news release are calculated as the sum of individual rare earth oxide components and are not directly measured assay results. The individual rare earth oxide values underlying each reported REO grade are available at Individual Rare Earth Oxide Disclosure.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQX: APXCF) (FWB: KL9) (Euronext Access Paris: MLAPX)

Apex Critical Metals Corp. is a Canadian exploration company focused on advancing rare earth element (REE) and niobium projects that support the growing demand for critical and strategic metals across the United States and Canada. The Company’s flagship Rift Project, located within the highly prospective Elk Creek Carbonatite Complex in Nebraska, U.S.A., hosts extensive rare earth rights surrounding one of North America’s most advanced niobium deposits. Two historical drillholes located within the 700 m corridor of interest returned broad intervals of >2.00% REO, with higher grade (>3.00% REO) intervals within. The Company’s 2026 drilling has continued to demonstrate this grade profile and have expanded the footprint of the high-grade mineralization (“Trinity Zone”) over approximately 500 m from the historical drillholes to-date. Additionally, drilling has delineated a new deeper horizon (“Neo Zone”) of strongly elevated NdPr beneath the high-grade material with NdPr distributions between 30-50%. For more information, please see the Company’s news releases dated April 7, 2026, April 28, 2026, May 6, 2026 and May 15, 2026, which are available under the Company’s issuer profile on SEDAR+ (available at www.sedarplus.ca), as well as our individual REO component disclosure at the Rift Project which is available on our website at www.apexcriticalmetals.com.

In Canada, Apex continues to advance its 100%-owned Cap Project, located 85 kilometres northeast of Prince George, British Columbia. The 2025 drill program confirmed an emerging niobium discovery with 0.59% Nb₂O₅ over 36 metres, including 1.08% Nb₂O₅ over 10 metres, within a 1.8-kilometre-long niobium trend. The Cap Project continues to demonstrate strong potential for niobium mineralization within a large and previously unrecognized carbonatite system. For more information, please see the Company’s news releases dated August 27, 2025, November 12, 2025, December 31, 2025 and June 30, 2026, which are available under the Company’s issuer profile on SEDAR+ (available at www.sedarplus.ca).

With a growing portfolio of critical mineral projects in both Canada and the United States, Apex Critical Metals is strategically positioned to help strengthen domestic supply chains for the minerals essential to advanced technologies, clean energy, and national security. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC and quoted on the OTCQX market in the United States under the symbol APXCF, in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ, and in France on Euronext Access Paris under the symbol MLAPX.

Find out more at www.apexcriticalmetals.com and watch our videos at https://apexcriticalmetals.com/apex-critical-metals-corporate-video/ and make sure to stay in touch by signing up for free news alerts at https://apexcriticalmetals.com/news/news-alerts/, or by following us on X (formerly Twitter), Facebook or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain “forward-looking information” or “forward-looking statements” under applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include (without limitation) statements regarding the Company’s drill program and any subsequent drill programs and statements regarding the Company’s prospective assets (more particularly described above), and statements regarding future assay results and the potential for future exploration and drilling to confirm the source of magnetic anomalies, to test the extent of mineralization along strike and at depth, and ongoing refinement of the 3D geological modelling and understanding of the mineralized system. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: the Company’s properties are at an early stage of development and no current mineral resources or reserves have been identified by the Company thereof, that we may not be able to fully finance any additional exploration on the Company’s properties; that even if we are able to raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from our properties may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements herein are made as of the date hereof, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.